

ANGEL FUNDING

and have seen improv comedy so good

EXPRESS INTEREST IN | Offering: Reservation

Dry Bar Unscripted

$5,413,480

Expressed Interest

3,096 People*

EXPRESS INTEREST

*No money or other consideration is being solicited, and if sent, will not be accepted; No sales will be made or commitments to purchase accepted until a Form C (if a Reg CF offering is chosen) offering statement is filed with the Securities and Exchange Commission and only through an intermediary's platform (if a Reg CF offering is chosen); and Prospective purchaser's indications of interest are non-binding.

OVERVIEW







OVERVIEW

WATCH COLIN'S IMPROV COMEDY SPECIAL



Colin Mochrie & Brad Sherwood Dry Bar Unscripted Improv Comedy Special
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DRYBAR
UNSCRIPTED
COLIN & BRAD
AFFECTED BY SOUNDS
Watch on YouTube

WHAT IS DRY BAR UNSCRIPTED?

Dry Bar Unscripted is the world's first platform for improv comedy specials created by Colin Mochrie from Whose Line is it Anyway? and Dry Bar Comedy, the world's largest library of comedy specials.

Improv comedians have delighted stages around the world for the past half century and now–with your help–we'll be bringing the best improv comedy under one digital roof.

THE CHALLENGE

WHAT THE FUNDS WILL BE USED FOR

Creating a successful online comedy platform requires a volume play that traditional TV networks just

$5,413,480

Expressed Interest

3,096 People*

EXPRESS INTEREST

*No money or other consideration is being solicited, and if sent, will not be accepted; No sales will be made or commitments to purchase accepted until a Form C (if a Reg CF offering is chosen) offering statement is filed with the Securities and Exchange Commission and only through an intermediary's platform (if a Reg CF offering is chosen); and Prospective purchaser's indications of interest are non-binding.

don't do.

If we went to Hollywood or Netflix, the most they would give us is a 10-episode run (if we're lucky). How many 1-season TV shows have you seen flop over the years? The Hollywood model is too risky.

To make Dry Bar Unscripted a smash hit, we'll need to produce a lot of improv comedy specials.

Before Dry Bar Comedy became the largest online library of stand-up comedy specials, generating over a billion views a year and millions in streaming revenue, it was a small startup, just like Dry Bar Unscripted.

Dry Bar produced over 75 original comedy specials before it tested into a profitable financial model.

With your investment, we can produce hundreds of improv comedy specials, reducing the financial risk, and greatly increasing the likelihood of a serious return on investment over time.



BACKING vs INVESTING

INVEST IN OWNERSHIP NOT A T-SHIRT

Regular crowdfunding campaigns ask you to fund their product for pledge gifts like a T-shirt or a sticker. Dry Bar Unscripted will be asking you to help fund our platform in exchange for shares of the company.

OUR INVESTOR MODEL

- Our investor model is simple: help us fund the show, and you share in the profits.
- If you own 1% of the shares, you'll earn a penny for every dollar of profit Dry Bar Unscripted Generates.
- Dry Bar Comedy generates millions in revenue every year. Those pennies could really add up.
- We're not asking you to be a backer, we're inviting you to be a co-owner of the show.

Disclaimer: investments carry risk and do not guarantee any financial return. Only invest as much as you'd be willing to lose.

BECOME A PART OF DRY BAR UNSCRIPTED!

Express Interest (It's Free)

HOW IT WORKS

1. Tell us how much you're willing to invest

2. We'll contact you when funding is open

3. You invest as an owner, and we start production of Dry Bar Unscripted

4. We send you money if the show generates profits



Improv is ready for the mainstream and Dry Bar Unscripted will bring so much laughter to millions around the world.

WILL HINES
UPRIGHT CITIZENS BRIGADE, AUTHOR OF HOW TO BE THE GREATEST IMPROVISER ON EARTH

Saw the pilot and fell love with the idea. I believe it's going to be the next big thing in comedy shows.

ANDREA H
GATORSVILLE, FL





LOVED the show and had never considered improv before this, now it'll be my go-to!



FRANK P
SEATTLE, WA



COLIN MOCHRIE

Colin is a Scottish-born Canadian actor, writer, producer and improvisational comedian, best known for his appearances on the British and US versions of the improvisational TV show Whose Line Is It Anyway?



ZACH ATHERTON

Zach Atherton founded ImprovBroadway in 2014. ImprovBroadway produces 400+ family-friendly comedy shows a year. Atherton earned a Juris Doctorate and Master's of Public Administration from BYU. When he's not on stage, he's behind the scenes as Director of the Writers Room at the viral ad agency, Harmon Brothers.



DRY BAR COMEDY

Dry Bar Comedy now has over eight million social media followers and has garnered over two BILLION online views and counting. Dry Bar Comedy's library of clean stand-up specials now tops 300+ with plans to produce multiple more seasons.



HARMON BROTHERS

Harmon Brothers is the Utah-based video ad agency behind the most viral ad in internet history. Since 2013, the company has created over 30 groundbreaking, distinctive social media spots, which collectively have over 1.5 billion views and helped drive over $700 million in sales.

